                                 UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No.  2 )*

                                 BIGMAR, INC.
                               (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                  089893 10 1
                                (CUSIP Number)

                                Cynthia R. May
                                Jericho II, LLC
                              13260 Spencer Road
                            Hemlock, Michigan 48626
                                (517) 797-5502
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 11, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 pages)

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 089893 10                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jericho II, LLC         IRS Identification No. 38-3328404

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable.                                           (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan

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                          SOLE VOTING POWER
                     7
     NUMBER OF            6,423,539

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,423,539

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,423,539

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 10 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 089893 10                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cynthia R. May

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,441,139
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          6,441,139
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,441,139

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 10 pages

ITEM 1.  SECURITY AND ISSUER

  This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.001 per share ("Common Stock") of Bigmar, Inc. ("Bigmar" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 9711 Sportsman Club Road, Johnstown, Ohio 43031.

ITEM 2.  IDENTITY AND BACKGROUND

  (a) - (c) and (f) This statement is being filed by Jericho II LLC ("Jericho"), a Michigan limited liability company and Cynthia R. May, a member of Jericho.

  The principal executive offices of Jericho are located at 13260 Spencer Road, Hemlock, Michigan 48626. Jericho is a private company engaged in investing the funds of its principals in equity and debt securities. The name, principal occupation, business address and citizenship of each of the members of Jericho is set forth on Schedule I hereto.

  Ms. May is a director of Saginaw Control & Engineers; her business address is 95 Midland Road, Saginaw, Michigan 48603. Ms. May is a citizen of the United States. Ms. May has the sole power to manage and trade, and otherwise buy, sell, assign, and endorse for transfer the shares of Bigmar held by and issuable to Jericho. In addition, Ms. May is also a member of GRQ, LLC ("GRQ"), a Michigan limited liability company and has the sole power to manage and trade, and otherwise buy, sell, assign, and endorse for transfer shares of Bigmar held by GRQ.

  (d) and (e) During the last five years, neither Ms. May, Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  As more fully described in Item 4 below, Jericho holds a currently exercisable Common Stock Warrant and a currently exercisable Preferred Stock Warrant (each as defined below and collectively, the "Warrants"), representing the right to purchase up to an aggregate of 1,500,000 shares of newly issued Bigmar Common Stock. Jericho used working capital to acquire the Common Stock Warrant and received the Preferred Stock Warrant in exchange for guaranteeing certain obligations of Bigmar. Should Jericho purchase Bigmar Common Stock or Preferred Stock pursuant to the Warrants, Jericho expects that it would finance such purchase from various sources, including cash on hand or the liquidation of securities held by Jericho.

  Pursuant to the terms of the Stock Purchase Agreement dated October 20, 1998, Jericho acquired 3,692,308 shares of Bigmar Common Stock for a total consideration of $6,000,000. The purchase was financed using working capital.

  On various dates from August 12, 1998 to October 6, 1998, GRQ purchased, for $34,081.26, an aggregate of 17,600 shares of Common Stock of Bigmar in open-market purchases using its working capital.

  Pursuant to the terms of the Debt Repayment Agreement dated November 20, 1998, on January 11, 1999, 1,231,231 shares of Bigmar Common Stock were transferred to Jericho from John Tramontana in satisfaction of a $2,536,335.65 (principal plus accrued interest) debt incurred by a third-party.

ITEM 4.  PURPOSE OF TRANSACTION

COMMON STOCK WARRANT. On October 23, 1997, Protyde Pharmaceuticals, Inc. ("Protyde"), a Delaware corporation, sold to Jericho a Warrant to purchase 500,000 shares of Common Stock of Bigmar (the "Common Stock Warrant") in exchange for a payment of $10,000 by Jericho to Protyde. The Common Stock Warrant has an exercise price of $5.00 per share and expires on July 24, 2002. The Common Stock Warrant is filed as Exhibit 1 hereto.

PREFERRED STOCK WARRANT. Jericho received a warrant to purchase 1,000,000 shares of Bigmar's Series A Convertible Preferred Stock ("Preferred Stock") on May 28, 1998 (the "Preferred Stock Warrant"), as consideration for the execution and delivery of a guaranty by Jericho of Bigmar's obligations to a commercial bank in the amount of up to $6,000,000. The Preferred Stock Warrant has a term of ten years and is currently exercisable at the price of $2.5625 per share.
The Preferred Stock is convertible to Common Stock on a one-to-one basis. The conversion rate of the Preferred Stock will adjust for stock splits, dividends, combinations and similar events as well as an anti-dilution adjustment for issuances below $2.5625. The Preferred Stock votes together with the Common Stock and outstanding shares of Preferred Stock carry a vote equal to five times the number of shares of Common Stock into which the Preferred Stock is then convertible. The Preferred Stock has a liquidation preference equal to $2.5625 per share. The Preferred Stock Warrants include a net exercise clause which permits the holder to convert the Preferred Stock Warrants into a number of shares of Common Stock having a fair market value equal to the spread between the exercise price and then fair market value of the Bigmar Common Stock. The Preferred Stock Warrant also provides that shares of Common Stock issued on conversion of the Preferred Stock are entitled to certain piggyback registration rights. The Preferred Stock Warrant is filed as Exhibit 2 hereto. The Certificate of Designation, Preferences and Rights of the Preferred Stock is filed as Exhibit 3 hereto.

The foregoing summary of the contents of the Warrants is qualified in its entirety by reference to the exhibits hereto.

COMMON STOCK PURCHASE BY JERICHO: Pursuant to the Stock Purchase Agreement dated October 20, 1998 Jericho purchased, for investment purposes, 3,692,308
shares of Bigmar common stock for a total purchase price of $6,000,000.   The
Stock Purchase Agreement is attached as Exhibit 4 hereto.

COMMON STOCK PURCHASES BY GRQ: On various dates from August 12, 1998 to October 6, 1998 GRQ purchased, for investment purposes, an aggregate of 17,600 shares of Common Stock of Bigmar in open-market transactions for $34,081.26.

COMMON STOCK ACQUISITION BY JERICHO. Pursuant to the Debt Repayment Agreement dated November 20, 1998, on January 11, 1999, 1,231,231 shares of Bigmar Common Stock were transferred to Jericho by John Tramontana in satisfaction of a $2,536,335.65 (principal plus accrued interest) debt payable to Jericho by a third-party which Mr. Tramontana agreed to satisfy. The Debt Repayment Agreement is attached as Exhibit 5 hereto.

  Except as set forth in this Item 4, neither Ms. May, Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Jericho owns beneficially 6,423,539 shares of Bigmar Common Stock. These shares include (i) a Common Stock Warrant for the purchase of 500,000 shares at a price of $5.00 per share, (ii) a Preferred Stock Warrant for the purchase of 1,000,000 shares at a price of $2.5625 per share, and (iii) 4,923,539 shares of Common Stock. In the aggregate, assuming exercise of the Warrants, Jericho may thus be deemed the beneficial owner of approximately 67.4% of the aggregate of (i) the 8,027,308 shares of Bigmar Common Stock outstanding on November 9, 1998 (as reported on Bigmar's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1998) plus (ii) the 1,500,000 shares issuable on exercise of the Warrants.

  Cynthia May, owns beneficially 6,441,139 shares of Bigmar Common Stock. These shares include, (i) 4,923,539 shares of Bigmar Common Stock held of record by Jericho, over which Ms. May has sole investment and dispositive power, (ii) the Common Stock Warrant held by Jericho for the purchase of 500,000 shares of Bigmar Common Stock, (iii) the Preferred Stock Warrant held by Jericho for the purchase of 1,000,000 shares of Bigmar Preferred Stock, and (iv) 17,600 shares of Bigmar Common Stock held of record by GRQ, LLC, over which Ms. May has sole investment and dispositive power. In the aggregate, assuming exercise of the Warrants by Jericho, Ms. May would thus be deemed the beneficial owner of approximately 67.6% of (i) the 8,027,308 shares of Bigmar Common Stock outstanding on November 9, 1998 (as reported on Bigmar's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1998) plus (ii) the 1,500,000 shares issuable on exercise of the Warrants.

   Based on a form 13G filed with the SEC by John Tramontana on February 17, 1998, Mr. Tramontana, a member of Jericho and the President and Chief Executive Officer of Bigmar was the beneficial owner of 2,392,031 shares of Bigmar Common Stock. After giving effect to his transfer of shares to Jericho on January 11, 1999, the Reporting Persons believe Mr. Tramontana is the beneficial owner of 1,160,800 shares of Bigmar, which includes 125,000 shares issuable on exercise of currently exercisable options. The Reporting Persons have not sought to independently verify Mr. Tramontana's holdings.

  Except as set forth above, neither Cynthia May, Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of Bigmar Common Stock.

  (c) Pursuant to the Debt Repayment Agreement dated November 20, 1998, on January 11, 1999 Jericho received 1,231,231, shares of Bigmar Common Stock from John Tramontana in satisfaction of a third-party debt totaling $2,536,335.65 (principal plus accrued interest).

  Except as set forth above, neither Cynthia May, Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Bigmar Common Stock during the past 60 days.

  (d) As an indirect beneficial owner, Cynthia May shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Bigmar Common Stock with the record owner of the shares.

  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Bigmar Common Stock issuable on exercise of the Warrants or owned by Jericho.

  (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  Except as provided in the Warrants and the Certificate of Designation, Preferences and Rights of the Preferred Stock, Stock Purchase Agreement, Debt Repayment Agreement, or as set forth herein, neither Ms. May, Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bigmar, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1 -  Common Stock Purchase Warrants issued by Bigmar, Inc. to Jericho
               II LLC dated October 23, 1997. Filed as Exhibit 1 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 2 -  Series A Convertible Preferred Stock Purchase Warrant issued by
               Bigmar, Inc. to Jericho II, LLC dated May 28, 1998. Filed as
               Exhibit 2 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 3 -  Certificate of Designation, Preferences and Rights of Series A
               Convertible Preferred Stock of Bigmar, Inc., as filed with the Secretary of State of Delaware, June 5, 1998. Filed as Exhibit 3 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 4 -  Stock Purchase Agreement dated October 20, 1998. Filed as
               Exhibit 4 to Amendment 1 to Schedule 13-D filed October 26, 1998, and incorporated herein by reference.

  Exhibit 5 -  Debt Repayment Agreement dated November 20, 1998. Filed herewith.

                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     JERICHO II, LLC



Date:  January 22, 1999              By:  /s/ Cynthia R. May
                                          ------------------
                                          Cynthia R. May
                                          Title:  Member



                                     CYNTHIA R. MAY

                                          /s/ Cynthia R. May
                                          ------------------

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF JERICHO II LLC
                               -----------------



  The name, present principal occupation or employment, and business address of each of the members of Jericho II, LLC ("Jericho") is set forth below. Each individual listed below is a citizen of the United States.



Members
-------

Cynthia R. May
Director, Saginaw Control & Engineers
95 Midland Road
Saginaw, MI  48603

Harold Baldauf
Director, Saginaw Control & Engineers
95 Midland Road
Saginaw, MI  48603

John Tramontana
Chairman, Bigmar, Inc.
via Cadepiano 24
CH-6917 Barbengo
SWITZERLAND

                                 EXHIBIT INDEX
                                 -------------


Exhibit                          Description
-------                          -----------


  Exhibit 1 -  Common Stock Purchase Warrants issued by Bigmar, Inc. to Jericho
               II LLC dated October 23, 1997. Filed as Exhibit 1 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 2 -  Series A Convertible Preferred Stock Purchase Warrant issued by
               Bigmar, Inc. to Jericho II, LLC dated May 28, 1998. Filed as
               Exhibit 2 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 3 -  Certificate of Designation, Preferences and Rights of Bigmar,
               Inc. relating to the Series A Convertible Preferred Stock, as filed with the Secretary of State of Delaware, June 5, 1998. Filed as Exhibit 3 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference.

  Exhibit 4 -  Stock Purchase Agreement dated October 20, 1998. Filed as Exhibit
               4 to Amendment 1 to Schedule 13-D filed October 26, 1998, and incorporated herein by reference.

  Exhibit 5 -  Debt Repayment Agreement dated November 20, 1998. Filed herewith.